Exhibit 99.1

PENN WEST ANNOUNCES ITS FINANCIAL AND OPERATIONAL RESULTS

FOR THE FIRST QUARTER ENDED MARCH 31, 2016

CALGARY, May 16, 2016 - PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE.BC) (“Penn West”, the “Company”, “we”, “us” or “our”) is pleased to announce its financial and operational results for the first quarter ended March 31, 2016. All figures are in Canadian dollars unless otherwise stated.

	Three months ended March 31
	2016	2015	% change
Financial
(millions, except per share amounts)

Gross revenues (1,2)	$231	$340	(32)
Funds flow (2)	89	112	(21)
Basic per share (2)	0.18	0.22	(18)
Diluted per share (2)	0.18	0.22	(18)
Funds flow from operations (2)	47	77	(39)
Basic per share (2)	0.09	0.15	(40)
Diluted per share (2)	0.09	0.15	(40)

Net income (loss)	(100)	(248)	(60)
Basic per share	(0.20)	(0.49)	(59)
Diluted per share	(0.20)	(0.49)	(59)
Capital expenditures (3)	18	191	(91)
Long-term debt at period-end	$1,858	$2,426	(23)

Operations

Daily production
Light oil and NGL (bbls/d)	40,572	52,448	(23)
Heavy oil (bbls/d)	12,440	12,895	(4)
Natural gas (mmcf/d)	144	177	(19)

Total production (boe/d) (4)	77,010	94,905	(19)

Average sales price
Light oil and NGL (per bbl)	$34.49	$46.11	(25)
Heavy oil (per bbl)	14.76	30.20	(51)
Natural gas (per mcf)	$1.96	$3.08	(36)

Netback per boe (4)
Sales price	$24.22	$35.34	(31)
Risk management gain (loss)	5.75	3.44	67

Net sales price	29.97	38.78	(23)
Royalties	(1.07)	(4.30)	(75)
Operating expenses (5)	(13.02)	(18.61)	(30)
Transportation	(1.63)	(1.35)	21

Netback (2)	$14.25	$14.52	(2)

(1)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(2)	The terms “gross revenues”, “funds flow”, “funds flow from operations” and their applicable per share amounts, and “netback” are non-GAAP measures. Please refer to the “Calculation of Funds Flow and Funds Flow from Operations” in the attached Management Discussion and Analysis and “Non-GAAP Measures” sections below.
(3)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation. Includes the effect of capital carried by partners.
(4)	Please refer to the “Oil and Gas Information Advisory” section below for information regarding the term “boe”.
(5)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $4 million or $0.52 per boe (2015 - $3 million or $0.36 per boe).

President’s Message

During the first quarter of 2016, we continued to ride the momentum built in 2015 to deliver strong production volumes and execute on approximately $230 million of asset dispositions. Our operational performance exceeded expectations, as the initiatives completed over the last several years to improve production reliability and lower costs are being realized. We continue to work on capitalizing on our operational progress to date and strengthening our financial position for the future.

During the first quarter, operating results were better than anticipated with average production of 77,010 boe per day. The production was led by the continued strong performance in Cardium and Viking wells drilled in the fourth quarter. Additionally, our ongoing focus on reducing our costs and better run times through improved field operations across our asset base allowed us to economically produce volumes that had been earmarked for shut-in at budget time. These positive results demonstrate the effects of our streamlined culture that is focused on safety and operational excellence.

In the first quarter we entered into agreements for the sale of the Slave Point area, with associated 2016 production of 3,900 boe per day, for total proceeds of approximately $148 million, subject to closing conditions. We also disclosed the sale of other non-core assets for total proceeds of approximately $80 million, subject to closing conditions. Since the beginning of last year, we have now raised over $1 billion in cash proceeds from our disposition program.

We are engaged in discussions with our lenders to ensure that we have the necessary access to capital for the remainder of 2016 and beyond. These discussions are ongoing and we are targeting to have agreements with our lenders amending our financial covenants signed prior to the end of the second quarter. These amendments would be a key milestone and allow us to continue to focus on strengthening our balance sheet and reducing our debt levels.

The first quarter operating and general and administrative (“G&A”) costs came in significantly under expectations at $13.02 per boe and $1.97 per boe, respectively. These cost savings are a result of several successful cost reduction initiatives, further re-alignment of our staff for anticipated activity levels and higher production. We also benefited from a lower than anticipated cost environment which meaningfully reduced costs in the last four months of 2015 below our accruals. We believe we are on track to meet our target to reduce our absolute operating costs by approximately 20 percent on a year over year, same field basis, which excludes the impact of dispositions, and to reduce our annual G&A costs by a further $15 to $20 million from the prior year.

During the first quarter we experienced the lowest crude oil and natural gas prices in over a decade. We were able to reduce the effect of this low pricing environment with our hedging program. We had approximately 25 percent of our crude oil production hedged at $73 per barrel and 15 percent of our natural gas production hedged at $3 per mcf. This program resulted in a $5.75 per boe increase to our corporate netbacks.

As a result of our operational performance in the first quarter, we are updating our 2016 full year guidance metrics. Our annual production guidance remains unchanged at 60,000 - 64,000 boe per day despite A&D activity announced year to date. We now expect our operating costs for the year to be between $17.00 - $18.00 per boe, down from $18.00 - $18.75 per boe. Our G&A target is unchanged for the year between $2.50 - $2.90 per boe.

Financial and Operational Highlights

•	Production in the first quarter averaged 77,010 boe per day, well ahead of our expectations primarily due to exceptional well performance in the Cardium and Viking areas. We have continued to experience production results in the second half 2015 development program significantly higher than type curve estimates. Additionally, a lower amount of production volumes were shut-in than previously anticipated which also contributed to the strong results. As we are ahead of budget, we are maintaining our 2016 average production target of 60,000 - 64,000 boe per day, after the effect of the Slave Point area disposition that was closed in April 2016

•	Operating costs per boe were $13.02 during the first quarter as we successfully progressed on a number of strategies to reduce operating costs, with a specific focus on reducing repair & maintenance and workover activities. Despite several required maintenance and turnaround activities, specifically in the second half of 2016, we are reducing our operating cost per boe target for full year 2016 to $17.00 - $18.00 per boe

•	We were not in default at March 31, 2016 on any financial covenants under the agreements with our lenders. We exited the first quarter with a Senior Debt to EBITDA ratio of 4.4x relative to 4.6x at December 31, 2015. We are engaged in discussions with our lenders to amend our financial covenants. Our ability to continue as a going concern depends on the ability to enter into amending agreements with our lenders. Refer to “Senior Secured Debt” below for further details

•	During the first quarter of 2016, we closed minor non-core dispositions totaling $53 million, including the monetization of a transportation commitment, and we entered into agreements to sell our interests within the Slave Point area for total proceeds of approximately $148 million, subject to closing conditions. The Slave Point transaction closed on April 15, 2016. Additionally, subsequent to March 31, 2016, we entered into agreements to sell non-core assets for total proceeds of $30 million, which have since closed

•	Capital expenditures were $18 million during the first quarter of 2016. Operations were focused on completion and tie-in activities within the Viking and drilling activities in the Peace River Oil Partnership where a significant portion of our expenditures are carried by our joint venture partner. We are maintaining our 2016 total expenditures guidance of $70 million ($50 million of exploration and development capital expenditures and $20 million of decommissioning expenditures)

•	G&A per boe was $1.97 in the first quarter as we continued to focus on our operations and aligned staff count to current activity levels. We are maintaining our 2016 G&A per boe target of $2.50 - $2.90 as we anticipate lower production volumes later in the year

Select Metrics in Core Areas

The table below outlines select metrics in our core areas for the three months ended March 31, 2016 and excludes the impact of hedging:

Area	Select Metrics – Three Months Ended March 31, 2016
	Production	Liquids Weighting	Operating Cost	Netback
Cardium	29,000 boe/d	65%	$11.00/boe	$14.00/boe
Greater Viking	19,500 boe/d	87%	$14.50/boe	$9.50/boe

Total Core	48,500 boe/d	74%	$12.50/boe	$12.00/boe

Operated Development Activity

Viking and Cardium

During the first quarter, Viking and Cardium activity was limited to completing and bringing on production from previously drilled wells with 21 wells and five wells brought on production, respectively.

In the Dodsland area of our Viking play, continued application of the 12 ton, 12 stage completion technique on the one-half mile laterals allowed additional cost reductions to be realized. Of the 21 wells brought online in the first quarter, eight were drilled and completed utilizing a one mile wellbore design, with the stabilized wells exhibiting production performance to date that is in excess of their respective type curves. We believe that this application of the one mile lateral design on our high-graded reservoir acreage will result in a reduction of our go-forward finding and development costs by 30 percent. We will continue to monitor the performance of these wells, but currently anticipate implementing this design, where supported by our land position, as we move forward with the expansion of our Viking play.

In the Cardium, we brought one well on production in the Crimson area and four wells in the J-lease area in the first quarter. Our Crimson wells drilled in the fourth quarter of last year continue to exceed expectations with production well above type curve. Waterflood implementation and design work is proceeding in our Crimson area.

Our current J-Lease program, including the wells brought on production in the second half of last year, continues to exceed our expectations with strong performance and low decline rates. Last year, our J-Lease program was impacted by infrastructure constraints in the area as we experienced several gas gathering line failures which restricted our production volumes. Accordingly, in the first quarter we replaced seven kilometers of the Station 8 pipeline to improve the reliability of the gas gathering system. This project was completed under budget and significantly ahead of schedule. The pipeline has generated positive results by increasing oil production by approximately 1,000 boe per day post repair, with several fourth quarter 2015 wells still being optimized.

In our J-Lease area, we continue to experience improved well performance as we moved from an open hole to a cemented sleeve liner system with slickwater fractures. We expect that the cemented liner system will improve waterflood performance and project economics through greater water injection control.

Peace River Oil Partnership (“PROP”)

In collaboration with our joint venture partner, we are running a two rig program in the Peace River area this year. In the first quarter we drilled seven wells (3.9 net) and brought 10 wells (5.5 net) on production.

Over the past year we have improved our drill, complete, equipping and tie-in process consequently achieving significant improvements in cycle times. We have improved our spud to first production cycle time from 90 days to 14 days primarily through improved simultaneous operations. These changes have resulted in per well savings of approximately $1 million.

Approximately 90 percent of our working interest expenditures continue to be paid for by our partner in the PROP joint venture.

The table below provides a summary of our operational activity during the first quarter:

	Number of Wells
	Drilled		Completed		On production
	Gross	Net	Gross	Net	Gross	Net
Cardium	0.0	0.0	1.0	1.0	5.0	5.0
Greater Viking	0.0	0.0	15.0	15.0	21.0	21.0
PROP	7.0	3.9	10.0	5.5	10.0	5.5

Total Core	7.0	3.9	26.0	21.5	36.0	31.5

Senior Secured Debt

We continue to remain in compliance with all our financial covenants at March 31, 2016, including the Senior Debt to EBITDA covenant that was 4.4 times, relative to a 5.0 times limit. If the current low commodity price environment continues, we anticipate that we will not be able to certify, following the end of the second quarter, compliance with the Senior Debt to EBITDA or Total Debt to EBITDA financial covenants at June 30, 2016. We are engaged in discussions with our lenders with a view to entering into agreements to amend these financial covenants prior to the end of the second quarter of 2016, which if successful will mitigate the risk of default. In order to reduce the risk of default, we will continue to pursue our strategy of reducing absolute debt levels through further dispositions of assets and we will also continue to consider other options such as pursuing additional sources of capital from strategic investors. However, as there is a risk that the Company will not be in compliance with its financial covenants at the end of the second quarter of 2016 and there is no guarantee that the Penn West will be successful in negotiating amended financial covenants with its lenders or in pursuing other options, there is a risk of default under the Company’s bank facility and noteholder agreements. This has resulted in uncertainty on the Company’s ability to continue as a going concern.

The table below outlines the calculation of our Senior Debt to EBITDA covenant as at the end of the first quarter:

(millions, except ratios)	Twelve months ended March 31, 2016
Funds Flow	$157
Financing	$165
Realized gain on foreign exchange hedges on prepayments	($18)
Realized foreign exchange loss – debt prepayments	$123
Restructuring expenses	$37

EBITDA	$464
EBITDA contribution from assets sold (1)	($35)

EBITDA as defined by debt covenants	$429

Total senior notes	$1,389
Syndicated bank facility advances	$469

Total long-term debt	$1,858
Letters of credit – financial (2)	$11

Total senior debt	$1,869

Senior debt to EBITDA	4.4x

(1)	Consists of EBITDA contributions from assets that have been disposed of in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the Senior debt calculation per the debt agreements.

Updated Hedging Position

Our hedging program continues to help reduce the volatility of our funds flow from operations, and thereby improve our ability to align capital programs going forward. We target having hedges in place for approximately 25 percent to 40 percent of our crude oil exposure, net of royalties, and 40 percent to 50 percent of our gas exposure, net of royalties in the current year. We have not layered on additional hedges in response to low commodity prices experienced in the first quarter and preceding negotiations with lenders.

Our positions as of March 31, 2016 are as follows:

	Q2 2016	Q3 2016	Q4 2016	Q1 2017
Oil Volume (bbl/d)	7,000	6,000	6,000	3,000
C$ WTI Price (C$/bbl)	$70.98	$71.07	$71.24	$69.37

Gas Volume (mmcf/d)	19	19	19
AECO Price (C$/mcf)	$2.96	$2.96	$2.96

Updated 2016 Guidance

We have reduced our operating expense guidance to $17.00 - $18.00/boe from $18.00 - $18.75/boe. Annual average production guidance remains unchanged despite dispositions announced year to date.

Our guidance for 2016 is as follows:

Metric		Guidance Range
Annual Average Production	boe/d	60,000 – 64,000
Liquids Weighting	%	66 – 68

E&D Capital Expenditures	$ millions	$50
Decommissioning Expenditures	$ millions	$20

Operating Costs	$/boe	$17.00 – 18.00
G&A Costs	$/boe	$2.50 – $2.90

This guidance does not reflect any potential disposition activity.

We continue to focus our operational strategy based on current commodity price levels. Despite this focus, we believe our enterprise continues to offer significant torque to a potential recovery in oil prices as outlined in the following table:

FY 2016		Jan 15, 2016 Strip Pricing ~US$33 WTI	US$40 WTI	US$45 WTI
Funds Flow from Operations	$ millions	$0 - $40	$80 - $120	$140 - $180
EBITDA	$ millions	$155 - $195	$235 - $275	$295 - $335

All cases assume average 2016 AECO price of C$2.45 per mcf and average 2016 FX of C$1.45/US$.

Conference Call and Webcast Details

A conference call and webcast presentation will be held to discuss our first quarter results at 9:00 am MT (11:00 am ET) on Monday, May 16, 2016.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1185677&s=1&k=A0F472C7FAE5BBF7AD9D98F70F69BAD8

Additional Reader Advisories

Oil and Gas Information Advisory

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Non-GAAP Measures

This news release includes non-GAAP measures not defined under International Financial Reporting Standards (“IFRS”) including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues. Such terms are explained under the heading “Non-GAAP Measures” in the attached Management’s Discussion and Analysis. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.

Forward-Looking Statements

Certain statements contained in this press release constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “President’s Message”, continuing to work on capitalization on operational progress to date and strengthening our financial position for the future, the positive results in Cardium and Viking demonstrate the effect of our streamlined culture that is focused on safety and operational excellence, targeting to have agreements with our lenders amending our financial covenants, that the amendments would be a key milestone and allow us to continue to focus on strengthening our balance sheet and reducing debt levels, our belief that we are on track to meet our target to reduce our absolute operating costs by approximately 20 percent on a year over year, same field basis, which excludes the impact of dispositions, and will reduce our annual G&A costs by a further $15 to $20 million from the prior year, maintaining or updating our 2016 full year guidance metrics (including annual production range, operating cost and G&A cost ranges per boe); under “Financial and Operational Highlights”, maintaining our 2016 average production target, updating our operating cost per boe range, maintaining total expenditures guidance for 2016, maintaining G&A per boe range given that we anticipate lower production volumes later in the year; under “Operated Development Activity”, the belief that the application of the one mile lateral design on our high-graded reservoir acreage will result in a reduction of our go-forward finding and development costs by 30 percent, continuing to monitor the performance of the wells in the Dodsland area and anticipating implement the lateral design, where supported by our land position, as we move forward with the expansion of our Viking play, continuing to experience improved well performance as we moved from an open hole to a cemented sleeve liner with slickwater fractures, the expectation that the cemented liner system will improve waterflood performance and project economics through greater water injection control; under “Senior Secured Debt”, anticipating that we will not be able to certify following the end of the second quarter of 2016 if current low commodity price environment continues, compliance with the Senior Debt to EBITDA or Total Debt to EBITDA financial covenants at June 30, 2016, entering into amending agreements to amend the financial covenants prior to the end of the second quarter of 2016, which if successful will mitigate the risk of default, reducing the risk of default by continuing to pursue our strategy of reducing absolute debt levels through further dispositions of asset and considering other options such as pursuing additional sources of capital from strategic investors, the possible risk of default under the Company’s bank facility and noteholder agreements and the resulting uncertainty on the Company’s ability to continue as a going concern; under “Updated Hedging Positions”, that our hedging program continues to help reduce the volatility of our funds flow from operations, and thereby improve our ability to align capital programs going forward, targeting certain hedges to be in place for our crude oil and gas exposure; under “Updated 2016 Guidance”, the update or maintaining of the range for the annual average production guidance, liquids weighting, capital and decommissioning expenditures and expectations for our operation and G&A cost ranges, continuing to focus our operational strategy based on current commodity price levels and our belief that our enterprise continues to offer significant torque to a potential recovery in oil prices.

The forward-looking information is based on certain key expectations and assumptions made by Penn West, including expectations and assumptions concerning: prevailing and future commodity prices and currency exchange rates; applicable royalty rates and tax laws; interest rates; future well production rates and reserve volumes; operating costs; the timing of receipt of regulatory approvals; the performance of existing wells; the success obtained in drilling new wells; anticipated timing and results of capital expenditures; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the successful completion of acquisitions and dispositions; the availability and cost of labour and services; the state of the economy and the exploration and production business; the availability and cost of financing; and ability to market oil and natural gas successfully.

Although Penn West believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because Penn West can give no assurances that they will prove to be correct. Since forward-looking information addresses future events and conditions, by its very nature it involves inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. These include, but are not limited to: the risks associated with the oil and gas industry in general such as operational risks in development, exploration and production; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of estimates and projections relating to reserves, production, costs and expenses; health, safety and environmental risks; commodity price and exchange rate fluctuations; interest rate fluctuations; marketing and transportation; loss of markets; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to complete or realize the anticipated benefits of acquisitions or dispositions; ability to access sufficient capital from internal and external sources; failure to obtain required regulatory and other approvals; reliance on third parties; and changes in legislation, including but not limited to tax laws, royalties and environmental regulations. Readers are cautioned that the foregoing list of factors is not exhaustive.

Additional information on these and other factors that could affect Penn West, or its operations or financial results, are included in the Company’s most recently filed Management’s Discussion and Analysis (See “Forward-Looking Statements” therein) , Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) and other reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or Penn West’s website.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

See also “Forward-Looking Statements” in the attached Management’s Discussion and Analysis.

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2016

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) of Penn West Petroleum Ltd. (“Penn West”, the “Company”, “we”, “us”, “our”) should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements for the three months ended March 31, 2016 (the “Consolidated Financial Statements”) and the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2015. The date of this MD&A is May 13, 2016. All dollar amounts contained in this MD&A are expressed in millions of Canadian dollars unless noted otherwise.

Certain financial measures such as funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. This MD&A also contains oil and gas information and forward-looking statements. Please see the Company’s disclosure under the headings “Non-GAAP Measures”, “Oil and Gas Information”, and “Forward-Looking Statements” included at the end of this MD&A.

Quarterly Financial Summary

(millions, except per share and production amounts) (unaudited)

	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30
Three months ended (1)	2016	2015	2015	2015	2015	2014	2014	2014
Gross revenues (2)	$231	$273	$295	$360	$340	$473	$589	$656
Funds flow from operations	47	39	48	85	77	146	235	311
Basic per share	0.09	0.08	0.10	0.17	0.15	0.29	0.47	0.63
Diluted per share	0.09	0.08	0.10	0.17	0.15	0.29	0.47	0.63
Funds flow	89	7	14	47	112	137	231	298
Basic per share	0.18	0.01	0.03	0.09	0.22	0.28	0.47	0.61
Diluted per share	0.18	0.01	0.03	0.09	0.22	0.28	0.47	0.60
Net income (loss)	(100)	(1,606)	(764)	(28)	(248)	(1,772)	(15)	143
Basic per share	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29
Diluted per share	(0.20)	(3.20)	(1.52)	(0.06)	(0.49)	(3.57)	(0.03)	0.29
Dividends declared	—	—	5	5	5	70	69	69
Per share	$—	$—	$0.01	$0.01	$0.01	$0.14	$0.14	$0.14
Production
Liquids (bbls/d) (3)	53,012	53,339	55,323	63,222	65,343	64,124	64,687	69,409
Natural gas (mmcf/d)	144	144	161	168	177	198	217	224

Total (boe/d)	77,010	77,398	82,198	91,164	94,905	97,143	100,839	106,706

(1)	Certain comparative figures have been reclassified to correspond with current period presentation.
(2)	Includes realized gains and losses on commodity contracts and excludes gains and losses on foreign exchange hedges.
(3)	Includes crude oil and natural gas liquids.

Calculation of Funds Flow and Funds Flow from Operations

	Three months ended March 31
(millions, except per share amounts)	2016	2015
Cash flow from operating activities	$61	$156
Change in non-cash working capital	26	(55)
Decommissioning expenditures	2	11

Funds flow	89	112
Monetization of foreign exchange contracts	(32)	(44)
Settlements of normal course foreign exchange contracts	—	(2)
Monetization of transportation commitment	(20)	—
Realized foreign exchange loss – debt maturities	—	6
Carried operating expenses (1)	4	3
Restructuring charges	6	2

Funds flow from operations	$47	$77

Per share – funds flow
Basic per share	$0.18	$0.22
Diluted per share	0.18	0.22
Per share – funds flow from operations
Basic per share	0.09	0.15
Diluted per share	$0.09	$0.15

(1)	The effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership.

The decrease in funds flow compared to the prior quarter is mainly due to lower revenues as a result of a weaker commodity price environment and lower production volumes due to asset dispositions.

During the first quarter of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and it permanently disposed of a pipeline commitment it had and received $20 million of proceeds from the sale.

Business Strategy

During the first quarter of 2016, the Company continued to advance on its core strategies as it focuses on debt reduction and the long-term sustainability of the Company. All key targets came in ahead of expectations during the quarter as follows:

•	Targeting its capital expenditures to be within funds flow from operations at current commodity prices. During the first quarter, funds flow from operations totaled $47 million compared to capital expenditures of $18 million. As commodity prices fluctuate, the Company intends to continue to assess its development plans and adjust activity accordingly.

•	Continued focus on cost reductions. The Company completed further staff reductions during the first quarter and continued to focus on several operating cost initiatives which resulted in a per boe of $13.02 during the first quarter, well ahead of forecast. General & Administrative (“G&A”) costs per boe also came in ahead of expectations averaging $1.97.

•	Rationalize assets and focus operations on its core, light-oil areas. The Company closed dispositions for total proceeds of $33 million during the first quarter of 2016 and in April 2016 closed the Slave Point disposition for total proceeds of $148 million, subject to closing adjustments. The Company has the ability to offer these proceeds as a debt pre-payment to its lenders and will assess this during the second quarter of 2016. In 2015, the Company applied $800 million of disposition proceeds received against debt. The Company will continue to pursue additional asset sales as a means to further reduce debt and focus its operations.

•	Debt reduction. As outlined above, the Company’s core strategies have contributed to its overall goal of de-levering its balance sheet and the Company will continue to work on several initiatives to further reduce debt levels.

Penn West has made significant progress both operationally and financially over the past two years in an effort to strengthen its balance sheet. The Company will continue to seek improvements in its cost structure and its debt levels so that it is well positioned to move forward once commodity prices recover.

Business Environment

The following table outlines quarterly averages for benchmark prices and Penn West realized prices for the last five quarters.

	Q1 2016	Q4 2015	Q3 2015	Q2 2015	Q1 2015
Benchmark prices
WTI crude oil ($US/bbl)	$33.45	$42.18	$46.43	$57.94	$48.63
Edm mixed sweet par price (CAD$/bbl)	40.67	52.85	56.17	67.93	51.76
NYMEX Henry Hub ($US/mcf)	2.09	2.27	2.77	2.64	2.98
AECO Monthly Index (CAD$/mcf)	1.97	2.56	2.85	2.66	2.95

Penn West average sales price (1)
Light oil (CAD$/bbl)	37.44	50.20	52.60	64.56	49.82
Heavy oil (CAD$/bbl)	14.76	25.40	31.20	46.44	30.20
NGL (CAD$/bbl)	12.75	19.53	15.24	17.40	20.31
Total liquids (CAD$/bbl)	29.86	42.16	44.83	55.85	42.97
Natural gas (CAD$/mcf)	1.96	2.54	2.99	2.78	3.08

Benchmark differentials
WTI - Edm Light Sweet ($US/bbl)	(3.69)	(2.46)	(3.42)	(2.86)	(6.80)
WTI - WCS Heavy ($US/bbl)	$(14.24)	$(14.49)	$(13.27)	$(11.59)	$(14.73)

(1)	Excludes the impact of realized hedging gains or losses.

Crude Oil

Crude oil prices continued to decline in the early part of the first quarter of 2016 as increased supply and weak demand moved prices below US$30 per barrel. Crude oil prices strengthened later in the quarter as major OPEC and non-OPEC countries discussed supply restrictions; however, this was tempered by continued high inventory levels.

Canadian light oil differentials weakened from the fourth quarter of 2015 averaging US$3.69 per barrel below WTI for the quarter. Heavy oil differentials traded within US$0.60 per barrel averaging US$14.24 below WTI for the quarter.

As at March 31, 2016, the Company has the following hedging positions in place:

Reference Price	Term	Price ($/Barrel)		Volume (Barrels/day)
WTI	Apr 2016 – Dec 2016	CAD $	72.08	5,000
WTI	Apr 2016 – Jun 2016	CAD $	68.25	2,000
WTI	Jul 2016 – Sep 2016	CAD $	66.05	1,000
WTI	Oct 2016 – Dec 2016	CAD $	67.05	1,000
WTI	Jan 2017 – Mar 2017	CAD $	69.37	3,000

Natural Gas

NYMEX Henry Hub natural gas prices continued their downward trend through the quarter as warm weather in key markets caused higher than average storage levels as the market approached the end of the withdrawal season. The Henry Hub prompt month price started the quarter at US$2.37 per MMBtu and ended trading for the quarter at US$1.96 per MMBtu averaging US$2.09 per MMBtu for the first quarter.

AECO pricing declined further compared to NYMEX as TCPL restrictions were lifted which resulted in additional production volumes in the market. High storage levels also contributed to further downward pressure on AECO prices. At the start of the first quarter the AECO Index price traded at $2.31 per mcf declining to $1.66 per mcf near the end of the quarter and AECO daily pricing averaging $1.33 per mcf in March.

Penn West had the following financial hedging positions in place for natural gas as at March 31, 2016.

Reference Price	Term	Price ($/mcf)		Volume (mcf/day)
AECO	Apr 2016 – Dec 2016	CAD $	3.05	14,000
AECO	Apr 2016 – Dec 2016	CAD $	2.69	4,700

Average Sales Prices

	Three months ended March 31
	2016	2015	% change
Light oil (per bbl)	$37.44	$49.82	(25)
Commodity gain (per bbl) (1)	11.25	2.15	>100

Light oil net (per bbl)	48.69	51.97	(6)

Heavy oil (per bbl)	14.76	30.20	(51)

NGL (per bbl)	12.75	20.31	(37)

Natural gas (per mcf)	1.96	3.08	(36)
Commodity gain (per mcf) (1)	0.28	1.28	(78)

Natural gas net (per mcf)	2.24	4.36	(49)

Weighted average (per boe)	24.22	35.34	(31)
Commodity gain (per boe) (1)	5.75	3.44	67

Weighted average net (per boe)	$29.97	$38.78	(23)

(1)	Realized risk management gains and losses on commodity contracts are included in gross revenues.

RESULTS OF OPERATIONS

Production

	Three months ended March 31
Daily production	2016	2015	% change
Light oil (bbls/d)	35,717	45,855	(22)
Heavy oil (bbls/d)	12,440	12,895	(4)
NGL (bbls/d)	4,855	6,593	(26)
Natural gas (mmcf/d)	144	177	(19)

Total production (boe/d)	77,010	94,905	(19)

Production volumes were considerably ahead of the Company’s expectations in the first quarter of 2016 primarily due to exceptional well performance in the Cardium and Viking areas. The Company has continued to experience production results on its second half 2015 development program significantly higher than type curve estimates. Additionally, a lower amount of production volumes were shut-in than previously anticipated which also contributed to the strong result. These factors have resulted in the Company maintaining its 2016 average production target of 60,000 – 64,000 per boe, after the effect of the property dispositions during the first quarter of 2016 and the Slave Point disposition that was closed in April 2016.

Penn West’s production levels were lower than the comparative periods mainly due to non-core property dispositions that were closed in 2015 as the Company made progress on its planned disposition strategy and continued to reduce debt levels.

Netbacks

	Three months ended March 31
				2016	2015
	Light Oil and NGL (bbl)	Heavy Oil (bbl)	Natural Gas (mcf)	Combined (boe)	Combined (boe)

Operating netback:
Sales price (1)	$34.49	$14.76	$1.96	$24.22	$35.34
Commodity gain (2)	9.90	—	0.28	5.75	3.44
Royalties	(2.68)	(0.72)	0.25	(1.07)	(4.30)
Transportation	(1.19)	(2.29)	(0.34)	(1.63)	(1.35)
Operating costs (3)	(14.62)	(14.76)	(1.57)	(13.02)	(18.61)

Netback	$25.90	$(3.01)	$0.58	$14.25	$14.52

	(bbls/d)	(bbls/d)	(mmcf/d)	(boe/d)	(boe/d)
Production	40,572	12,440	144	77,010	94,905

(1)	Excluded from the netback calculation in 2016 was $22 million of other income, mainly relating to the proceeds received by the Company from permanently disposing a pipeline commitment.
(2)	Realized risk management gains and losses on commodity contracts.
(3)	Includes the effect of carried operating expenses from the Company’s partner under the Peace River Oil Partnership of $4 million or $0.52 per boe (2015 - $3 million or $0.36 per boe).

During the first quarter of 2016, the Company’s netbacks continued to be affected by the significant decreases in commodity prices, particularly heavy oil. This was partially offset by successful cost reduction initiatives which resulted in lower operating costs, increased commodity gains due to the Company’s active hedging program and a reduction in royalties due to the lower commodity price environment.

Production Revenues

Revenues from the sale of oil, NGL and natural gas consisted of the following:

	Three months ended March 31
(millions)	2016	2015	% change
Light oil and NGL	$185	$235	(21)
Heavy oil	17	35	(51)
Natural gas	29	70	(59)

Gross revenues (1)	$231	$340	(32)

(1)	Includes realized risk management gain on commodity contracts which totaled $40 million for the three months ended March 31, 2016 (2015 - $29 million).

Gross revenues have decreased from the comparative period as a result of a significant decrease in the commodity price environment and lower production volumes due to non-core asset dispositions that were closed in 2015. This was partially offset by the weakening of the Canadian dollar compared to the US dollar from the prior year.

Reconciliation of Change in Production Revenues

(millions)
Gross revenues – January 1 – March 31, 2015	$340
Decrease in light oil and NGL production	(16)
Decrease in light oil and NGL prices (1)	(34)
Decrease in heavy oil production	(1)
Decrease in heavy oil prices	(17)
Decrease in natural gas production	(13)
Decrease in natural gas prices (1)	(28)

Gross revenues – January 1 – March 31, 2016	$231

(1)	Includes realized risk management gains and losses on commodity contracts.

Royalties

	Three months ended March 31
	2016	2015	% change
Royalties (millions)	$7	$37	(81)
Average royalty rate (1)	4%	12%	(8)
$/boe	$1.07	$4.30	(75)

(1)	Excludes effects of risk management activities.

Royalties have decreased from the comparative period primarily due to a decrease in the commodity price environment and the impact of asset disposition activity completed in 2015. Additionally during the first quarter of 2016, the Company settled outstanding royalty audits which resulted in the release of a $6 million provision that was no longer required. Excluding this impact the average royalty rate for the quarter would have been seven percent.

Expenses

	Three months ended March 31
(millions)	2016	2015	% change
Operating	$95	$162	(41)
Transportation	11	11	—
Financing	40	37	8
Share-based compensation	$3	$—	100

	Three months ended March 31
(per boe)	2016	2015	% change
Operating (1)	$13.02	$18.61	(30)
Transportation	1.63	1.35	21
Financing	5.70	4.31	33
Share-based compensation	$0.38	$0.01	100

(1)	Includes the effect of carried operating expenses from its partner under the Peace River Oil Partnership of $4 million or $0.52 per boe (2015 - $3 million or $0.36 per boe).

Operating

In 2016, the Company successfully progressed on a number of strategies to reduce operating costs, with a specific focus on reducing repair & maintenance and workover activities. These efforts, combined with favorable weather conditions during the first quarter led to current and prior estimates coming in below the Company’s initial expectations. The Company’s production results for the first quarter of 2016, which were ahead of its expectations, also supported the reduced per boe figure. Penn West will continue to review its operations and seek further improvements in its cost structure as it moves forward. Due to the strong result in the first quarter of 2016 the Company is reducing its annual operating cost per boe target for 2016 to $17.00 - $18.00 per boe, from $18.00 - $18.75 per boe, despite several required maintenance and turnaround activities in the second half of 2016.

Operating costs were also lower from the comparative periods as a result of the Company’s asset disposition program which has removed several non-core, high operating cost properties from its portfolio and a decline in labour costs due to reduced staff levels over the past year.

Operating expenses for the first three months of 2016 included a realized loss of $2 million (2015 – $5 million loss) on electricity contracts.

Financing

At March 31, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At March 31, 2016, the Company had $686 million of unused credit capacity available.

At March 31, 2016, the value of the Company’s senior notes was $1.4 billion (December 31, 2015 – $1.5 billion). There were no senior notes issued in either 2016 or 2015.

Summary information on our senior notes outstanding is as follows at March 31, 2016:

	Issue date	Amount (millions)	Term	Average interest rate (1)		Weighted average remaining term
2007 Notes	May 31, 2007	US$194	8 – 15 years	7.86%		2.3
2008 Notes	May 29, 2008	US$334, CAD$30	8 – 12 years	8.24%		1.7
UK Notes	July 31, 2008	£34	10 years	6.95	%(2)	2.3
2009 Notes	May 5, 2009	US$64(3), £14, €6	5 – 10 years	10.53	%(4)	2.2
2010 Q1 Notes	March 16, 2010	US$148	5 – 15 years	7.68%		3.4
2010 Q4 Notes	December 2, 2010, January 4, 2011	US$121, CAD$27	5 – 15 years	6.94%		5.4
2011 Notes	November 30, 2011	US$76, CAD$16	5 – 10 years	6.49%		4.0

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.95 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment.
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 11.15 percent and 11.22 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment.

Penn West’s debt structure includes short-term financings under its syndicated bank facility and long-term financing through its senior notes. Financing charges in 2016 increased compared to 2015 as there was a higher balance drawn under the Company’s syndicated bank facility. Additionally, in May 2015, the Company finalized amended agreements with the lenders under its syndicated bank facility and with the holders of its senior notes which resulted in amended financial covenants and led to increases in the fee structure. The fee structure on the Company’s senior notes will change during the amendment period (up until March 30, 2017) as follows:

Senior debt to EBITDA ratio	Basis points per annum increase
Less than or equal to 3:1	50
Greater than 3:1 and less than or equal to 4:1	100
Greater than 4:1 and less than or equal to 4.5:1	150
Greater than 4.5:1	200

See “Liquidity and Capital Resources – Liquidity” for further details on the amendments.

The interest rates on any non-hedged portion of the Company’s syndicated bank facility are subject to fluctuations in short-term money market rates as advances on the syndicated bank facility are generally made under short-term instruments. As at March 31, 2016, 25 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Share-Based Compensation

Share-based compensation expense relates to the Company’s Stock Option Plan (the “Option Plan”), Restricted Share Unit Plan (“RSU”), Deferred Share Unit Plan (“DSU”) and Performance Share Unit Plan (“PSU”).

Share-based compensation consisted of the following:

	Three months ended March 31
(millions)	2016	2015	% change
Options	$1	$1	—
RSU – liability method	1	(1)	>100
RSU – equity method	1	—	100

Share-based compensation	$3	$—	100

The share price used in the fair value calculation of the RSU plan under the liability method, PSU and DSU obligations at March 31, 2016 was $1.20 (March 31, 2015 – $2.09). Share-based compensation related to the DSU and PSU was insignificant in both periods.

General and Administrative Expenses

	Three months ended March 31
(millions, except per boe amounts)	2016	2015	% change
Gross	$20	$38	(47)
Per boe	2.88	4.42	(35)
Net	14	22	(36)
Per boe	$1.97	$2.55	(23)

During 2015 and in early 2016, the Company continued to focus its operations and aligned its organizational structure to current activity levels which resulted in a reduction in its workforce and a lower cost structure. In 2016, Penn West also released its 2015 bonus provision totaling $2 million which contributed to the decrease. The Company is continuing to forecast 2016 G&A per boe figure at $2.50 - $2.90.

Restructuring Expense

	Three months ended March 31
(millions, except per boe amounts)	2016	2015	% change
Restructuring	$6	$2	>100
Per boe	$0.82	$0.21	>100

During the first quarter of 2016, Penn West decreased its workforce in light of lower current activity levels and the weak commodity price environment resulting in increased restructuring expenses.

Depletion, Depreciation, Impairment and Accretion

	Three months ended March 31
(millions, except per boe amounts)	2016	2015	% change
Depletion and depreciation (“D&D”)	$132	$181	(27)
D&D expense per boe	18.78	21.21	(11)

Impairment	132	—	100
Impairment per boe	18.75	—	100

Accretion of decommissioning liability	7	9	(22)
Accretion expense per boe	$1.06	$1.10	(4)

D&D expense decreased from the comparative period mainly due to impairment charges in 2015 and asset disposition activity as the Company progressed on several initiatives to strengthen its balance sheet and focus its operations.

During the first quarter of 2016, Penn West announced it had entered into a definitive sale agreement to sell certain assets located in the Slave Point area of Northern Alberta. As the sale was not closed by March 31, 2016, these assets were classified as held for sale and an impairment test was required. As the book value of these assets exceeded the fair value received a non-cash impairment charge of $96 million ($132 million before-tax) was recorded. Subsequent to quarter-end, on April 15, 2016, the transaction closed for proceeds of $148 million, subject to closing adjustments. The Company is committed to pursuing additional asset sales as it continues to focus on debt reduction.

Taxes

	Three months ended March 31
(millions)	2016	2015	% change
Deferred tax recovery	$58	$24	>100

The deferred income tax recovery recorded during the first quarter of 2016 was primarily the result of the non-cash impairment charges recorded on assets held for sale.

Foreign Exchange

Penn West records unrealized foreign exchange gains or losses to translate the U.S., UK and Euro denominated senior notes and the related accrued interest to Canadian dollars using the exchange rates in effect on the balance sheet date. Realized foreign exchange gains or losses are recorded upon repayment of the senior notes.

The split between realized and unrealized foreign exchange losses is as follows:

	Three months ended March 31
	2016	2015	% change
Realized foreign exchange loss on debt maturities	$—	$(6)	(100)
Unrealized foreign exchange gain (loss)	89	(168)	>(100)

Foreign exchange gain (loss)	$89	$(174)	>(100)

The unrealized gain in 2016 is due to the strengthening of the Canadian dollar relative to the US dollar during the quarter.

Net Loss

	Three months ended March 31
(millions, except per share amounts)	2016	2015	% change
Net loss	$(100)	$(248)	(60)
Basic per share	(0.20)	(0.49)	(59)
Diluted per share	$(0.20)	$(0.49)	(59)

The net loss in the first quarter of 2016 was primarily due to a non-cash impairment charge as a result of classifying the Slave Point properties as assets held for sale. This was partially offset by unrealized foreign exchange gains due to the strengthening of the Canadian dollar compared to the US dollar.

Capital Expenditures

	Three months ended March 31
(millions)	2016	2015	% change
Drilling and completions	$16	$129	(88)
Facilities and well equipping	16	60	(73)
Geological and geophysical	2	2	—
Corporate	—	3	(100)
Carried capital by partners	(16)	(3)	>100

Development and exploration capital expenditures (1)	18	191	(91)
Property dispositions, net	(33)	(1)	>100

Total capital expenditures	$(15)	$190	>(100)

(1)	Capital expenditures include costs related to Property, Plant and Equipment and Exploration and Evaluation activities.

In 2016, the Company reduced its capital program as a result of the low commodity price environment as the Company is targeting its expenditures to be largely within funds flow from operations. Capital activities in the first quarter were focused on completion and tie-in activities within the Viking and development activity within the Peace River Oil Partnership where the Company has the full support of its joint venture partner and is carried on a portion of its capital expenditures.

The Company advanced its asset disposition program during the first quarter of 2016 closing minor property dispositions. Additionally, it entered into a transaction to sell assets located in the Slave Point area of Northern Alberta for proceeds of $148 million which closed in April 2016.

Exploration and evaluation (“E&E”) capital expenditures

	Three months ended March 31
(millions)	2016	2015	% change
E&E capital expenditures	$—	$7	(100)

During 2016, E&E capital expenditures were insignificant as the Company reduced capital activity levels as a result of the low commodity price environment.

Gain on asset dispositions

	Three months ended March 31
(millions)	2016	2015	% change
Gain on asset dispositions	$1	$—	100

In the first quarter of 2016, Penn West completed a number of minor non-core asset dispositions as it continued to reduce outstanding debt and focus its asset portfolio.

Environmental and Climate Change

The oil and gas industry has a number of environmental risks and hazards and is subject to regulation by all levels of government. Environmental legislation includes, but is not limited to, operational controls, site restoration requirements and restrictions on emissions of various substances produced in association with oil and natural gas operations. Compliance with such legislation could require additional expenditures and a failure to comply may result in fines and penalties which could, in the aggregate and under certain assumptions, become material.

Penn West is dedicated to reducing the environmental impact from its operations through its environmental programs which include resource conservation, water management and site abandonment/reclamation/remediation. Operations are continuously monitored to minimize environmental impact and allocate sufficient capital to reclamation and other activities to mitigate the impact on the areas in which the Company operates.

Liquidity and Capital Resources

Capitalization

	March 31, 2016		December 31, 2015
(millions)		%		%
Common shares issued, at market (1)	$603	24	$588	22
Bank loans and long-term notes	1,858	73	1,940	71
Working capital deficiency (2)(3)	72	3	182	7

Total enterprise value	$2,533	100	$2,710	100

(1)	The share price at March 31, 2016 was $1.20 (December 31, 2015 - $1.17 per share).
(2)	Excludes the current portion of deferred funding asset, risk management, long-term debt and decommissioning liability.
(3)	The 2016 figure includes a $4 million working capital deficiency related to assets classified as held for sale.

Dividends

	Three months ended March 31
(millions, except per share amounts)	2016	2015	% change
Dividends declared	$—	$5	(100)
Per share	—	0.01	(100)

Dividends paid (1)	$—	$70	(100)

(1)	Includes amounts funded by the dividend reinvestment plan.

On September 1, 2015, Penn West announced that its Board of Directors approved the suspension of the dividend until further notice, following the October 15, 2015 payment.

The amount of future cash dividends may vary depending on a variety of factors and conditions which can include, but are not limited to, fluctuations in commodity markets, production levels and capital investment plans. Penn West’s dividend level could change based on these and other factors and is subject to the approval of its Board of Directors. For further information regarding the Company’s dividend policy, including the factors that could affect the amount of quarterly dividend that it pays, if any, and the risks relating thereto, see “Dividends and Dividend Policy – Dividend Policy” in its Annual Information Form, which is available on its website at www.pennwest.com, on the SEDAR website at www.sedar.com, and on the EDGAR website at www.sec.gov.

Liquidity

The Company has a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion and an extendible five-year term (May 6, 2019 maturity date). For further details on the Company’s debt instruments, please refer to the “Financing” section of this MD&A.

The Company actively manages its debt portfolio and considers opportunities to reduce or diversify its debt capital structure. Management contemplates both operating and financial risks and takes action as appropriate to limit the Company’s exposure to certain risks. Management maintains close relationships with the Company’s lenders and agents to monitor credit market developments. These actions and plans aim to increase the likelihood of maintaining the Company’s financial flexibility and capital program, supporting the Company’s ability to capture opportunities in the market and execute longer-term business strategies.

If the current low commodity price environment continues, the Company anticipates it will not be in compliance with certain of its existing financial covenants by the end of the second quarter of 2016. The Company is engaged in negotiations with its lenders to amend these financial covenants prior to the end of the second quarter of 2016, which if successful will mitigate the risk of default in 2016 and further into the future at prevailing commodity price levels. In order to reduce this risk of default, the Company is continuing to pursue additional asset dispositions and is considering several other options which include obtaining additional sources of capital from strategic investors. As there is the potential that the Company will not be in compliance with its financial covenants at the end of the second quarter of 2016, there is a risk of default under the Company’s bank facility and noteholder agreements. This has resulted in uncertainty on the Company’s ability to continue as a going concern.

The Company has a number of covenants related to its syndicated bank facility and senior notes. On March 31, 2016, the Company was in compliance with all of these financial covenants which consisted of the following:

	Limit	March 31, 2016
Senior debt to EBITDA (1)	Less than 5:1	4.4
Total debt to EBITDA (1)	Less than 5:1	4.4
Senior debt to capitalization	Less than 50%	40%
Total debt to capitalization	Less than 55%	40%

(1)	EBITDA is calculated in accordance with Penn West’s lending agreements wherein unrealized risk management gains and losses and impairment provisions are excluded.

The table below outlines the Company’s senior debt to EBITDA calculation as at March 31, 2016:

	Three months ended				Trailing 12 months
	Mar. 31	Dec. 31	Sep. 30	Jun 30	Mar. 31
(millions, except ratios)	2016	2015	2015	2015	2016
Funds Flow	$89	$7	$14	$47	$157
Financing	40	42	40	43	165
Realized gain on foreign exchange hedges on prepayments	—	(9)	(6)	(3)	(18)
Realized foreign exchange loss – debt prepayments	—	64	15	44	123
Restructuring expenses	6	6	22	3	37

EBITDA	$135	$110	$85	$134	$464
EBITDA contribution from assets sold (1)					(35)

EBITDA as defined by debt agreements					$429

Long-term debt					$1,858
Letters of credit – financial (2)					11

Total senior debt					$1,869

Senior debt to EBITDA					4.4

(1)	Consists of EBITDA contributions from assets that have been disposed in the prior 12 months.
(2)	Letters of credit that are classified as financial are included in the senior debt calculation per the debt agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During 2015, Penn West had closed $800 million in asset dispositions with the proceeds used for debt prepayments to its noteholders and syndicated bank facility.

Financial Instruments

The Company had the following financial instruments outstanding as at March 31, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within its syndicated bank facility or with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Apr/16 – Dec/16	$3.05/mcf	$6
AECO Swaps	4,700 mcf/d	Apr/16 – Dec/16	$2.69/mcf	1

Crude Oil
WTI Swaps	2,000 bbl/d	Apr/16 – Jun/16	$68.25/bbl	3
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$66.05/bbl	1
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$67.05/bbl	1
WTI Swaps	5,000 bbl/d	Apr/16 – Dec/16	$72.08/bbl	28
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$69.37/bbl	3

Electricity swaps
Alberta Power Pool	25 MW	Apr/16 – Dec/16	$49.90/MWh	(3)

Crude oil assignment
18 – month term	10,000 boe/d	Apr/16 – May/16	Differential WCS (Edm) vs. WCS (USGC)	1

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$25	2017	1.000 CAD/USD	7
Short-term (< 1 year)	US$30	2016	1.402 CAD/USD	(2)

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(7)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$40

The components of risk management gain (loss) were as follows:

	Three months ended March 31
	2016	2015	% change
Realized
Settlement of commodity contracts/assignment	$38	$11	>100
Monetization of commodity contracts	2	18	(88)
Settlement of foreign exchange contracts	—	2	(100)
Monetization of foreign exchange contracts	32	44	(27)

Total realized risk management gain (loss)	72	75	(4)

Unrealized
Commodity contracts	(2)	(25)	(92)
Electricity swaps	1	(4)	>(100)
Crude oil assignment	(1)	(3)	(67)
Foreign exchange contracts	(46)	6	>(100)
Cross-currency swaps	(16)	3	>(100)

Total unrealized risk management loss	(64)	(23)	>100

Risk management gain	$8	$52	(85)

In the first quarter of 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes and unwound AECO swap contracts totalling 14,100 mcf per day.

Outlook

Due to strong well performance and production results, the Company’s annual production guidance between 60,000 – 64,000 boe per day remains unchanged after the effect of the property dispositions closed during the first quarter of 2016 and the Slave Point disposition that was closed in April 2016. Additionally, as a result of successful cost savings initiatives and production results in the first quarter of 2016, the Company is reducing its annual operating cost per boe target to $17.00 - $18.00 per boe, from $18.00 - $18.75 per boe. For 2016, the Company’s exploration and development capital expenditures budget of $50 million and G&A per boe of $2.50 - $2.90 remain unchanged, as previously disclosed in its January 28, 2016 press release.

This outlook section is included to provide shareholders with information about Penn West’s expectations as at May 13, 2016 for production, exploration and development capital expenditures, operating costs per boe and G&A per boe in 2016 and readers are cautioned that the information may not be appropriate for any other purpose. This information constitutes forward-looking information. Readers should note the assumptions, risks and discussion under “Forward-Looking Statements” and are cautioned that numerous factors could potentially impact Penn West’s capital expenditure levels, production, operating cost and G&A expenditures performance for 2016, including fluctuations in commodity prices and its ongoing asset disposition program.

All press releases are available on Penn West’s website at www.pennwest.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov.

Sensitivity Analysis

Estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to the date of this MD&A, including risk management contracts entered to date, are based on forecasted results as discussed in the Outlook above.

		Impact on funds flow
Change of:	Change	$ millions	$/share
Price per barrel of liquids	$1.00	12	0.02
Liquids production	1,000 bbls/day	13	0.03
Price per mcf of natural gas	$0.10	4	0.01
Natural gas production	10 mmcf/day	2	—
Effective interest rate	1%	7	0.01
Exchange rate ($US per $CAD)	$0.01	3	0.01

Contractual Obligations and Commitments

Penn West is committed to certain payments over the next five calendar years and thereafter as follows:

	2016	2017	2018	2019	2020	Thereafter
Long-term debt	$209	$223	$353	$657	$248	$168
Transportation	11	11	7	7	6	8
Power infrastructure	18	8	8	8	8	7
Drilling rigs	6	7	—	—	—	—
Interest obligations	95	90	69	35	16	20
Office lease (1)	49	62	62	63	63	280
Decommissioning liability (2)	$19	$21	$20	$19	$18	$299

(1)	The future office lease commitments above are to be reduced by contracted sublease recoveries totalling $326 million.
(2)	These amounts represent the inflated, discounted future reclamation and abandonment costs that are expected to be incurred over the life of the Company’s properties.

The Company’s syndicated bank facility is due for renewal on May 6, 2019. In addition, the Company has an aggregate of $1.4 billion in senior notes maturing between 2016 and 2025. If the Company is unsuccessful in renewing or replacing the syndicated bank facility or obtaining alternate funding for some or all of the maturing amounts of the senior notes, it is possible that it could be required to obtain other facilities, including term bank loans.

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.

Equity Instruments

Common shares issued:
As at March 31, 2016 and May 13, 2016	502,162,988

Options outstanding:
As at March 31, 2016	12,518,694
Granted	18,500
Forfeited	(361,098)

As at May 13, 2016	12,176,096

Changes in Internal Control Over Financial Reporting (“ICFR”)

Penn West’s senior management has evaluated whether there were any changes in the Company’s ICFR that occurred during the period beginning on January 1, 2016 and ending on March 31, 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR. No changes to Penn West’s ICFR were made during the quarter.

Penn West utilizes the original Internal Control - Integrated Framework (2013) issued by the Committee of the Sponsoring Organizations of the Treadway Commission (COSO) to design and evaluate its internal control over financial reporting.

Future Accounting Pronouncements

The IASB issued IFRS 15 “Revenue from Contracts with Customers” which replaces IAS 18 “Revenue”. IAS 15 specifies revenue recognition criteria and expanded disclosures for revenue. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB completed the final sections of IFRS 9 “Financial Instruments” which replaces IAS 39 “Financial Statement: Recognition and Measurement”. IFRS 9 provides guidance on the recognition and measurement, impairment and derecognition on financial instruments. The new standard is effective for annual periods beginning on or after January 1, 2018 and early adoption is permitted. Penn West is currently assessing the impact of the standard.

The IASB issued IFRS 16 “Leases” in January 2016 which replaces IAS 17 “Leases”. IFRS 16 outlines several new requirements in regards to the recognition, measurement and disclosure of leases. A key principle within the standard includes a single lessee accounting model which requires lessees to recognise assets and liabilities for all leases which have a term more than 12 months. The accounting for lessors, which classify leases as either operating or finance, remains substantially unchanged from the previous standard. The new standard is effective for annual reporting periods beginning on or after 1 January 2019. Penn West is currently assessing the impact of the standard.

Off-Balance-Sheet Financing

The Company has off-balance-sheet financing arrangements consisting of operating leases. The operating lease payments are summarized in the “Contractual Obligations and Commitments section” of this MD&A.

Non-GAAP Measures

Certain financial measures including funds flow, funds flow from operations, funds flow per share-basic, funds flow per share-diluted, funds flow from operations per share-basic, funds flow from operations per share-diluted, netback, EBITDA and gross revenues included in this MD&A do not have a standardized meaning prescribed by IFRS and therefore are considered non-GAAP measures; accordingly, they may not be comparable to similar measures provided by other issuers. Funds flow is cash flow from operating activities before changes in non-cash working capital and decommissioning expenditures. Funds flow from operations excludes the effects of financing related transactions from foreign exchange contracts and debt repayments/ pre-payments and is more representative of cash related to continuing operations. Funds flow and Funds flow from operations are used to assess the Company’s ability to fund dividend and planned capital programs. See “Calculation of Funds Flow and Funds Flow from Operations” above for a reconciliation of funds flow to its nearest measure prescribed by IFRS. Netback is the per unit of production amount of revenue less royalties, operating expenses, transportation and realized risk management gains and losses, and is used in capital allocation decisions and to economically rank projects. See “Results of Operations – Netbacks” above for a calculation of the Company’s netbacks. EBITDA is Funds Flow excluding the impact of financing expenses, realized gains and losses on foreign exchange hedges on prepayments, realized foreign exchange gains and losses on debt prepayments and restructuring expenses. EBITDA as defined by Penn West’s debt agreements excludes the EBITDA contribution from assets sold in the prior 12 months and is used within Penn West’s covenant calculations related to its syndicated bank facility and senior notes. Gross revenue is total revenues including realized risk management gains and losses on commodity contracts and is used to assess the cash realizations on commodity sales.

Oil and Gas Information

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Forward-Looking Statements

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbor” provisions of applicable securities legislation. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: under “Business Strategy”, the Company intends to continue to advance on its core strategies as it focuses on debt reduction and the long-term sustainability of the Company, targeting capital expenditure to be within funds flow from operations at current commodity prices, continuing to assess development plans and adjust activity accordingly, continuing to focus on cost reductions, assessing how to apply disposition proceed pre-payments during the second quarter of 2016, continuing to pursue additional asset sales as a means to further reduce debt and focus operations, continuing to work on several initiatives to further reduce debt levels, continuing to seek improvements in cost structure and debt levels to be well positioned to move forward once commodity prices recover; under “Results of Operations”, maintaining average production guidance after taking into account certain dispositions; under “Expenses - Operating”, continuing to review operations and cost structure as the Company moves forward through 2016 and maintaining previously disclosed operating costs per boe for 2016; under “General and Administrative Expenses”, anticipated range for G&A per boe for 2016; under “Depletion, Depreciation, Impairment and Accretion”, remaining committed to pursuing additional asset sales and to continue to focus on debt reduction; under “Capital Expenditures”; targeting expenditures to be largely within funds flow from operations; under “Environmental and Climate Change”, our belief that compliance with environmental legislation could require additional expenditures and a failure to comply with such legislation may result in fines and penalties which could, in the aggregate and under certain assumptions, become material, our intent to reduce the environmental impact from our operations through environmental programs; under “Liquidity and Capital Resources”, considering opportunities to reduce or diversify the debt capital structure, our belief that our actions increase the likelihood of maintaining our financial flexibility and capital programs, which supports the Company’s ability to capture opportunities in the market and execute longer-term business strategies, the anticipation that if the current low commodity price environment continues the Company will not be in compliance with certain of its existing financial covenants by the end of the second quarter of 2016, if negotiations will the lenders are successful it will mitigate the risk of default in 2016 and further into the future at prevailing commodity price levels, reducing default risk by continuing to pursue additional asset dispositions and other considerations including obtaining additional sources of capital from strategic investors, the potential of not being in compliance with financial covenants at the end of the second quarter of 2016 and therefore risk of default under the Company’s bank facility and noteholder agreements; under “Outlook”, the annual production guidance range, capital expenditure budget, annual average operating costs range per boe and G&A per boe range for 2016; under “Sensitivity Analysis”, the estimated sensitivities to selected key assumptions on funds flow for the 12 months subsequent to this MD&A; and under “Contractual Obligations and Commitments”, the terms and conditions of our class action settlement and being subject to the satisfaction of conditions stated in the settlement documents as well as court approvals in certain jurisdictions. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of additional material producing properties or royalties or other interests therein; that the current commodity price and foreign exchange environment will continue or improve; future capital expenditure levels; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future crude oil, natural gas liquids and natural gas production levels; future exchange rates and interest rates; future debt levels; and the continued suspension of our dividend.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our long-term plan in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our security holders as a result of the successful execution of such plan do not materialize; the possibility that the Company is unable to execute some or all of our ongoing asset disposition program on favorable terms or at all; the possibility that we breach one or more of the financial covenants pursuant to our amending agreements with the syndicated banks and the holders of our senior, unsecured notes; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); and the other factors described under “Risk Factors” in our Annual Information Form and described in our public filings, available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, the Company does not undertake any obligation to publicly update any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Additional Information

Additional information relating to Penn West, including Penn West’s Annual Information Form, is available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Penn West Petroleum Ltd.

Consolidated Balance Sheets

(CAD millions, unaudited)	Note	March 31, 2016	December 31, 2015
Assets
Current
Cash		$53	$2
Accounts receivable		134	154
Other		35	42
Deferred funding assets	3	78	63
Risk management	9	44	44
Assets held for sale	4	182	—

		526	305

Non-current
Deferred funding assets	3	135	168
Exploration and evaluation assets	5	204	243
Property, plant and equipment	6	4,741	5,145
Risk management	9	8	63

		5,088	5,619

Total assets		$5,614	$5,924

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities		$290	$380
Current portion of long-term debt	7	275	222
Decommissioning liability	8	24	21
Risk management	9	5	3
Liabilities related to assets held for sale	4	38	—

		632	626
Non-current
Long-term debt	7	1,583	1,718
Decommissioning liability	8	345	376
Risk management	9	7	—
Deferred tax liability		208	266
Other non-current liabilities		2	3

		2,777	2,989

Shareholders’ equity
Shareholders’ capital	10	8,994	8,994
Other reserves		94	92
Deficit		(6,251)	(6,151)

		2,837	2,935

Total liabilities and shareholders’ equity		$5,614	$5,924

See accompanying notes to the unaudited interim consolidated financial statements.

Basis of presentation (Note 2a)

Subsequent event (Note 4)

Commitments and contingencies (Note 12)

Penn West Petroleum Ltd.

Consolidated Statements of Loss

	Three months ended March 31
(CAD millions, except per share amounts, unaudited)	Note	2016	2015
Oil and natural gas sales and other income		$191	$311
Royalties		(7)	(37)

		184	274

Risk management gain	9	8	52

		192	326

Expenses
Operating		95	162
Transportation		11	11
General and administrative		14	22
Restructuring		6	2
Share-based compensation	11	3	—
Depletion, depreciation and impairment	6	264	181
Gain on dispositions	6	(1)	—
Foreign exchange loss (gain)	7	(89)	174
Financing	7	40	37
Accretion	8	7	9

		350	598

Loss before taxes		(158)	(272)

Deferred tax recovery		(58)	(24)

Net and comprehensive loss		$(100)	$(248)

Net loss per share
Basic		$(0.20)	$(0.49)
Diluted		$(0.20)	$(0.49)
Weighted average shares outstanding (millions)
Basic	10	502.2	501.4
Diluted	10	502.2	501.4

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Consolidated Statements of Cash Flows

	Three months ended March 31
(CAD millions, unaudited)	Note	2016	2015
Operating activities
Net loss		$(100)	$(248)
Depletion, depreciation and impairment	6	264	181
Gain on dispositions	6	(1)	—
Accretion	8	7	9
Deferred tax recovery		(58)	(22)
Share-based compensation	11	2	1
Unrealized risk management gain	9	64	23
Unrealized foreign exchange loss (gain)	7	(89)	168
Decommissioning expenditures	8	(2)	(11)
Change in non-cash working capital		(26)	55

		61	156

Investing activities
Capital expenditures		(18)	(191)
Property dispositions (acquisitions), net		33	1
Change in non-cash working capital		(32)	(78)

		(17)	(268)

Financing activities
Increase in long-term debt	7	7	189
Repayments of senior notes	7	—	(85)
Realized foreign exchange loss on repayments	7	—	6
Dividends paid		—	(60)

		7	50

Change in cash		51	(62)
Cash, beginning of period		2	67

Cash, end of period		$53	$5

See accompanying notes to the unaudited interim consolidated financial statements.

Penn West Petroleum Ltd.

Statements of Changes in Shareholders’ Equity

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2016		$8,994	$92	$(6,151)	$2,935
Net and comprehensive loss		—	—	(100)	(100)
Share-based compensation	11	—	2	—	2

Balance at March 31, 2016		$8,994	$94	$(6,251)	$2,837

(CAD millions, unaudited)	Note	Shareholders’ Capital	Other Reserves	Deficit	Total
Balance at January 1, 2015		$8,983	$89	$(3,490)	$5,582
Net and comprehensive loss		—	—	(248)	(248)
Share-based compensation	11	—	1	—	1
Issued to dividend reinvestment plan	10	10	—	—	10
Dividends declared	10	—	—	(5)	(5)

Balance at March 31, 2015		$8,993	$90	$(3,743)	$5,340

See accompanying notes to the unaudited interim consolidated financial statements.

Notes to the Unaudited Consolidated Financial Statements

(All tabular amounts are in CAD millions except numbers of common shares, per share amounts, percentages and various figures in Note 9)

1. Structure of Penn West

Penn West Petroleum Ltd. (“Penn West” or the “Company”) is a senior exploration and production company and is governed by the laws of the Province of Alberta, Canada. The Company operates in one segment, to explore for, develop and hold interests in oil and natural gas properties and related production infrastructure in the Western Canada Sedimentary Basin directly and through investments in securities of subsidiaries holding such interests. Penn West’s portfolio of assets is managed at an enterprise level, rather than by separate operating segments or business units. The Company assesses its financial performance at the enterprise level and resource allocation decisions are made on a project basis across Penn West’s portfolio of assets, without regard to the geographic location of projects. Penn West owns the petroleum and natural gas assets or 100 percent of the equity, directly or indirectly, of the entities that carry on the remainder of the oil and natural gas business of Penn West, except for an unincorporated joint arrangement (the “Peace River Oil Partnership”) in which Penn West’s wholly owned subsidiaries hold a 55 percent interest.

Penn West operates under the trade names of Penn West and Penn West Exploration.

2. Basis of presentation and statement of compliance

a) Basis of Presentation

The interim consolidated financial statements include the accounts of Penn West, its wholly owned subsidiaries and its proportionate interest in partnerships. Results from acquired properties are included in Penn West’s reported results subsequent to the closing date and results from properties sold are included until the closing date.

All intercompany balances, transactions, income and expenses are eliminated on consolidation.

Certain comparative figures have been reclassified to correspond with current period presentation.

The accompanying interim consolidated financial statements have been prepared on a going concern basis, which asserts that the Company has the ability to realize its assets and discharge its liabilities and commitments in the normal course of business as they become due.

If the current low commodity price environment continues, the Company anticipates it will not be in compliance with certain of its existing financial covenants by the end of the second quarter of 2016, specifically the Senior Debt/Total Debt to EBITDA covenant. The Company is engaged in negotiations with its lenders to amend these financial covenants prior to the end of the second quarter of 2016, which if successful will mitigate the risk of default in 2016 and further into the future at prevailing commodity price levels. In order to reduce this risk of default, the Company is continuing to pursue additional property dispositions and is considering several other options which include obtaining additional sources of capital from strategic investors.

As it is uncertain that the Company will be in compliance with its existing financial covenants at the end of the second quarter of 2016 or that the Company will be successful in amending the agreements with its lenders by the end of the second quarter of 2016 or in pursuing other options, there is a material uncertainty that casts substantial doubt in the Company’s ability to continue as a going concern. These financial statements do not include adjustments in the carrying values of the assets and liabilities that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

b) Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim consolidated financial statements”) are prepared in compliance with IAS 34 “Interim Financial Reporting” and accordingly do not contain all of the disclosures included in Penn West’s annual audited consolidated financial statements.

The interim consolidated financial statements were prepared using the same accounting policies, critical accounting judgments and key estimates as in the annual consolidated financial statements as at and for the year ended December 31, 2015.

All tabular amounts are in millions of Canadian dollars, except numbers of common shares, per share amounts, percentages and other figures as noted.

The interim consolidated financial statements were approved for issuance by the Board of Directors on May 13, 2016.

3. Deferred funding assets

Deferred funding amounts relate to Penn West’s share of capital and operating expenses to be funded by Penn West’s partner in the Peace River Oil Partnership and Penn West’s share of capital expenditures to be funded by Penn West’s partner in the Cordova Joint Venture. Amounts expected to be settled within the next 12 months are classified as current.

	March 31, 2016	December 31, 2015
Peace River Oil Partnership	$131	$149
Cordova Joint Venture	82	82

Total	$213	$231

Current portion	$78	$63
Long-term portion	135	168

Total	$213	$231

4. Assets and liabilities held for sale

Assets and liabilities classified as held for sale consisted of the following:

	March 31, 2016	December 31, 2015
Assets held for sale
Working capital	$7	$—
Property, plant and equipment	175	—

	$182	$—
Liabilities related to assets held for sale
Working capital	$11	$—
Decommissioning liability	27	—

	$38	$—

As a result of entering into a definitive sales agreement during the first quarter of 2016, at March 31, 2016, the Company classified certain assets located in the Slave Point area of Northern Alberta as assets held for sale. Subsequent to quarter-end, on April 15, 2016, the Slave Point disposition closed for total proceeds of $148 million, subject to closing adjustments.

On March 31, 2016, these assets were recorded at the lesser of fair value less costs to sell and their carrying amount, resulting in an impairment loss of $96 million ($132 million before-tax), of which $69 million ($94 million before-tax) related to PP&E properties and $27 million ($38 million before-tax) was related to E&E properties. The impairment expense has been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Loss.

5. Exploration and evaluation (“E&E”) assets

	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$243	$505
Capital expenditures	—	10
Expense	—	(7)
Impairment	(38)	(252)
Transfers to PP&E	(1)	(13)

Balance, end of period	$204	$243

As outlined in Note 4, the Company recorded $27 million of E&E impairment ($38 million before-tax) as a result of classifying certain assets as assets held for sale. These calculations were based on the proceeds from the signed sales agreements that were entered into in late March 2016.

6. Property, plant and equipment (“PP&E”)

Cost	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$16,210	$17,456
Capital expenditures	18	460
Joint venture, carried capital	16	31
Acquisitions	—	7
Dispositions	(60)	(1,539)
Transfers from E&E	1	13
Transfers to assets held for sale	(419)	—
SR&ED tax credits	—	(29)
Net decommissioning dispositions	(6)	(189)

Balance, end of period	$15,760	$16,210

Accumulated depletion and depreciation	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$11,065	$9,550
Depletion and depreciation	132	667
Impairments	94	1,700
Transfers to assets held for sale	(244)	—
Dispositions	(28)	(852)

Balance, end of period	$11,019	$11,065

Net book value	March 31, 2016	December 31, 2015
Total	$4,741	$5,145

In 2016, Penn West recorded gains on dispositions of $1 million (2015 - nil).

As outlined in Note 4, the Company recorded $69 million of PP&E impairment ($94 million before-tax) as a result of classifying certain assets as assets held for sale. These calculations were based on the proceeds from the signed sales agreements that were entered into in late March 2016.

Impairments have been recorded as additional depletion, depreciation and impairment on the Consolidated Statements of Loss.

7. Long-term debt

	Amount (millions)	Maturity dates	Average interest rate (1)		March 31, 2016	December 31, 2015
2007 Notes	US$194	2016 – 2022	7.86%		$251	$268
2008 Notes	US$334, CAD$30	2016 – 2020	8.24%		464	492
UK Notes	£34	2018	6.95	%(2)	64	71
2009 Notes	US$64(3), £14, €6	2016 – 2019	10.53	%(4)	119	126
2010 Q1 Notes	US$148	2016 – 2025	7.68%		192	205
2010 Q4 Notes	US$121, CAD$27	2016 – 2025	6.94%		185	195
2011 Notes	US$76, CAD$16	2016 – 2021	6.49%		114	121

Total senior secured notes					1,389	1,478
Syndicated bank facility advances					469	462

Total long-term debt					$1,858	$1,940

(1)	Average interest rate can fluctuate based on debt to EBITDA ratio which expires on March 30, 2017, the date the covenant relief period ends with the bank syndicate and noteholders.
(2)	These notes currently bear interest at 8.95 percent in Pounds Sterling, however, contracts were entered to fix the interest rate at 6.95 percent in Canadian dollars and to fix the exchange rate on the repayment (refer to Note 9).
(3)	A portion of the 2009 Notes have equal repayments, which began in 2013 with a repayment of US$5 million, and extend over the remaining six years.
(4)	The Company entered into contracts to fix the interest rate on the Pounds Sterling and Euro tranches, at 11.15 percent and 11.22 percent, to 9.15 percent and 9.22 percent, respectively, and to fix the exchange rate on repayment (refer to Note 9).

There were no senior notes issued in either 2016 or 2015.

The split between current and non-current long-term debt is as follows:

	March 31, 2016	December 31, 2015
Current portion	$275	$222
Long-term portion	1,583	1,718

Total	$1,858	$1,940

Additional information on Penn West’s senior notes is as follows:

	March 31, 2016	December 31, 2015
Weighted average remaining life (years)	2.8	3.1
Weighted average interest rate (1)	7.9%	7.6%

(1)	Includes the effect of cross currency swaps (refer to Note 9).

At March 31, 2016, the Company had a secured, revolving syndicated bank facility with an aggregate borrowing limit of $1.2 billion maturing on May 6, 2019. The syndicated bank facility contains provisions for stamping fees on bankers’ acceptances and LIBOR loans and standby fees on unutilized credit lines that vary depending on certain financial ratios. At March 31, 2016, the Company had $686 million of unused credit capacity available.

Drawings on the Company’s bank facility are subject to fluctuations in short-term money market rates as they are generally held as short-term borrowings. At March 31, 2016, 25 percent (December 31, 2015 – 24 percent) of Penn West’s long-term debt instruments were exposed to changes in short-term interest rates.

Letters of credit totalling $45 million were outstanding on March 31, 2016 (December 31, 2015 – $49 million) that reduce the amount otherwise available to be drawn on the syndicated bank facility.

Penn West records unrealized foreign exchange gains or losses on its senior notes as amounts are translated into Canadian dollars at the rate of exchange in effect at the balance sheet. The split between realized and unrealized foreign exchange is as follows:

	Three months ended March 31
	2016	2015
Realized foreign exchange loss on debt maturities	$—	$(6)
Unrealized foreign exchange gain (loss)	89	(168)

Foreign exchange gain (loss)	$89	$(174)

The Company is subject to certain financial covenants under its syndicated bank facility and senior notes. These types of financial covenants are typical for senior lending arrangements and include senior debt and total debt to EBITDA and Senior Debt and Total Debt to Capitalization, as more specifically defined in the applicable lending agreements. At March 31, 2016, the Company was in compliance with all of its financial covenants under such lending agreements.

In May 2015, the Company finalized amending agreements with the lenders under its syndicated bank facility and with the holders of its senior notes to, among other things, amend its financial covenants as follows:

•	the maximum Senior Debt to EBITDA and Total Debt to EBITDA ratio will be less than or equal to 5:1 for the period January 1, 2015 through and including June 30, 2016, decreasing to less than or equal to 4.5:1 for the quarter ending September 30, 2016 and decreasing to less than or equal to 4:1 for the quarter ending December 31, 2016;

•	the Senior Debt to EBITDA ratio will decrease to less than or equal to 3:1 for the period from and after January 1, 2017; and

•	the Total Debt to EBITDA ratio will remain at less than or equal to 4:1 for all periods after September 30, 2016.

The Company also agreed to the following:

•	to temporarily grant floating charge security over all of its property in favor of the lenders and the noteholders on a pari passu basis, which security will be fully released upon the Company achieving both (i) a Senior Debt to EBITDA ratio of 3:1 or less for four consecutive quarters, and (ii) an investment grade rating on its senior secured debt;

•	to cancel the $500 million tranche of the Company’s existing $1.7 billion syndicated bank facility that was set to expire on June 30, 2016, the remaining $1.2 billion tranche of the syndicated bank facility remains available to the Company in accordance with the terms of the agreements governing such facility;

•	to temporarily reduce its quarterly dividend commencing in the first quarter of 2015 to $0.01 per share or less until the earlier of (i) the Senior Debt to EBITDA being less than 3:1 for two consecutive quarters ending on or after September 30, 2015, and (ii) March 30, 2017; and

•	until March 30, 2017, to use net proceeds from any asset dispositions to repay at par $650 million of the outstanding principal amounts owing to noteholders, with corresponding pro rata amounts from such asset dispositions to be used to repay any outstanding amounts drawn under its syndicated bank facility. During 2015, Penn West had closed $800 million in asset dispositions with the proceeds used for debt prepayments to its noteholders and syndicated bank facility.

As a result of the continued low commodity price environment, if current strip pricing continues, the Company anticipates it will not be in compliance with certain of its existing financial covenants by the end of the second quarter of 2016. The Company is engaged in negotiations with its lenders to amend these financial covenants prior to the end of the second quarter of 2016, which if successful will mitigate the risk of default in 2016 and further into the future at prevailing commodity price levels. In order to reduce this risk of default, the Company is continuing to pursue additional property dispositions and is considering several other options which include obtaining additional sources of capital from strategic investors.

8. Decommissioning liability

The decommissioning liability was determined by applying an inflation factor of 2.0 percent (December 31, 2015 – 2.0 percent) and the inflated amount was discounted using a credit-adjusted rate of 7.5 percent (December 31, 2015 – 7.5 percent) over the expected useful life of the underlying assets, currently extending over 50 years into the future.

The split between current and non-current decommissioning liability is as follows:

	March 31, 2016	December 31, 2015
Current portion	$24	$21
Long-term portion	345	376

Total	$369	$397

Changes to the decommissioning liability were as follows:

	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$397	$585
Net liabilities disposed (1)	(1)	(61)
Increase (decrease) in liability due to change in estimate	(5)	(128)
Liabilities settled	(2)	(36)
Transfers to liabilities for assets held for sale	(27)	—
Accretion charges	7	37

Balance, end of period	$369	$397

(1)	Includes additions from drilling activity, facility capital spending and disposals related to net property dispositions.

9. Risk management

Financial instruments consist of accounts receivable, fair values of derivative financial instruments, accounts payable and accrued liabilities, dividends payable and long-term debt. Except for the senior notes described in Note 7, the fair values of these financial instruments approximate their carrying amounts due to the short-term maturity of the instruments, the mark to market values recorded for the financial instruments and the market rate of interest applicable to the syndicated bank facility. At March 31, 2016, the estimated fair values of the principal and interest obligations of the outstanding notes totalled $1.3 billion (December 31, 2015 – $1.4 billion) compared to the carrying value of $1.4 billion (December 31, 2015 – $1.5 billion).

The fair values of all outstanding financial, commodity, power, interest rate and foreign exchange contracts are reflected on the balance sheet with the changes during the period recorded in income as unrealized gains or losses.

As at March 31, 2016 and December 31, 2015, the only asset or liability measured at fair value on a recurring basis was the risk management asset and liability, which was valued based on “Level 2 inputs” being quoted prices in markets that are not active or based on prices that are observable for the asset or liability.

The following table reconciles the changes in the fair value of financial instruments outstanding:

Risk management asset	Three months ended March 31, 2016	Year ended December 31, 2015
Balance, beginning of period	$104	$114
Unrealized gain (loss) on financial instruments:
Commodity collars, swaps and assignments	(3)	13
Electricity swaps	1	6
Foreign exchange forwards	(46)	(47)
Cross currency swaps	(16)	18

Total fair value, end of period	$40	$104

Penn West had the following financial instruments outstanding as at March 31, 2016. Fair values are determined using external counterparty information, which is compared to observable market data. Penn West limits its credit risk by executing counterparty risk procedures which include transacting only with institutions within Penn West’s syndicated bank facility or companies with high credit ratings and by obtaining financial security in certain circumstances.

	Notional volume	Remaining Term	Pricing	Fair value (millions)
Natural gas
AECO Swaps	14,000 mcf/d	Apr/16 – Dec/16	$3.05/mcf	$6
AECO Swaps	4,700 mcf/d	Apr/16 – Dec/16	$2.69/mcf	1

Crude Oil
WTI Swaps	2,000 bbl/d	Apr/16 – Jun/16	$68.25/bbl	3
WTI Swaps	1,000 bbl/d	Jul/16 – Sep/16	$66.05/bbl	1
WTI Swaps	1,000 bbl/d	Oct/16 – Dec/16	$67.05/bbl	1
WTI Swaps	5,000 bbl/d	Apr/16 – Dec/16	$72.08/bbl	28
WTI Swaps	3,000 bbl/d	Jan/17 – Mar/17	$69.37/bbl	3

Electricity swaps
Alberta Power Pool	25 MW	Apr/16 – Dec/16	$49.90/MWh	(3)

Crude oil assignment
18 – month term	10,000 boe/d	Apr/16 – May/16	Differential WCS (Edm) vs. WCS (USGC)	1

Foreign exchange forwards on senior notes
3 to 15-year initial term	US$25	2017	1.000 CAD/USD	7
Short-term (< 1 year)	US$30	2016	1.402 CAD/USD	(2)

Cross currency swaps
10-year initial term	£57	2018	2.0075 CAD/GBP, 6.95%	(7)
10-year initial term	£20	2019	1.8051 CAD/GBP, 9.15%	2
10-year initial term	€10	2019	1.5870 CAD/EUR, 9.22%	(1)

Total				$40

Based on March 31, 2016 pricing, a $1.00 change in the price per barrel of liquids would have changed pre-tax unrealized risk management by $3 million and a $0.10 change in the price per mcf of natural gas would change pre-tax unrealized risk management by $1 million.

The components of risk management on the Statement of Income (Loss) are as follows:

	Three months ended March 31
	2016	2015
Realized
Settlement of commodity contracts/assignment	$38	$11
Monetization of commodity contracts	2	18
Settlement of foreign exchange contracts	—	2
Monetization of foreign exchange contracts	32	44

Total realized risk management gain (loss)	72	75

Unrealized
Commodity contracts	(2)	(25)
Electricity swaps	1	(4)
Crude oil assignment	(1)	(3)
Foreign exchange contracts	(46)	6
Cross-currency swaps	(16)	3

Total unrealized risk management loss	(64)	(23)

Risk management gain	$8	$52

Operating costs for the three months ended March 31, 2016 include a realized loss of $2 million (2015 – $5 million loss) on electricity contracts.

Market risks

Penn West is exposed to normal market risks inherent in the oil and natural gas business, including, but not limited to, commodity price risk, foreign currency rate risk, credit risk, interest rate risk and liquidity risk. The Company seeks to mitigate these risks through various business processes and management controls and from time to time by using financial instruments.

There have been no significant changes to these risks from those discussed in Penn West’s annual audited consolidated financial statements.

Foreign currency rate risk

In 2016, the Company monetized a total of US$115 million of foreign exchange forward contracts on senior notes. At March 31, 2016, the following foreign currency forward contracts were outstanding:

Nominal Amount	Settlement date	Exchange rate
Buy US$30	2016	1.402 CAD/USD
Buy US$25	2017	1.000 CAD/USD

Liquidity risk

Refer to Note 7 for a discussion on liquidity risk.

10. Shareholders’ equity

i) Issued

Shareholders’ capital	Common Shares	Amount
Balance, January 1, 2015	497,320,087	$8,983
Issued on exercise of equity compensation plans (1)	—	1
Issued to dividend reinvestment plan	4,843,076	10

Balance, December 31, 2015	502,163,163	8,994
Cancellation of dividend reinvestment plan (2)	(175)	—

Balance, March 31, 2016	502,162,988	$8,994

(1)	Upon exercise of options, the net benefit is recorded as a reduction of other reserves and an increase to shareholders’ capital.
(2)	In March 2016, the Company cancelled its dividend reinvestment plan.

ii) Earnings per share - Basic and Diluted

The weighted average number of shares used to calculate per share amounts was as follows:

	Three months ended March 31
Average shares outstanding (millions)	2016	2015
Basic and Diluted	502.2	501.4

For the first quarter of 2016, 12.5 million shares (March 31, 2015 – 18.3 million) that would be issued under the Option Plan were excluded in calculating the weighted average number of diluted shares outstanding as they were considered anti-dilutive.

11. Share-based compensation

Stock Option Plan

Penn West has an Option Plan that allows Penn West to issue options to acquire common shares to officers, employees and other service providers.

Under the terms of the plan, at March 31, 2016, the number of options reserved for issuance under the Option Plan shall not exceed 5.25 percent of the aggregate number of issued and outstanding common shares of Penn West. Subsequent to quarter-end, in May 2016, the Option Plan was amended by the Board of Directors so that the number of options reserved for issuance under the Option Plan shall not exceed 4.25 percent of the aggregate number of issued and outstanding common shares of Penn West. The grant price of options is equal to the volume-weighted average trading price of the common shares on the TSX for a five-trading-day period immediately preceding the date of grant. Options granted to date vest over a four-year period and expire five years after the date of grant.

	Three months ended March 31, 2016		Year ended December 31, 2015
Options	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of period	10,595,728	$10.21	14,460,158	$13.91
Granted	3,515,950	1.20	5,122,600	1.85
Forfeited/ Expired	(1,592,984)	20.11	(8,987,030)	11.39

Outstanding, end of period	12,518,694	$6.09	10,595,728	$10.21

Exercisable, end of period	4,575,632	$11.49	3,907,426	$17.21

A Black-Scholes option-pricing model was used to determine the fair value of options granted under the Option Plan with the following fair value per option and weighted average assumptions:

	Three months ended March 31
	2016	2015
Average fair value of options granted (per share)	$0.54	$0.65
Expected life of options (years)	4.0	4.0
Expected volatility (average)	61.0%	39.7%
Risk-free rate of return (average)	0.6%	0.7%
Dividend yield	nil	1.9%

Restricted Share Unit (“RSU”) plan

Penn West has a RSU plan whereby Penn West employees receive consideration that fluctuates based on Penn West’s share price on the TSX. Eligible employees receive a grant of a specific number of units (each of which notionally represents a common share) that vest over a three-year period. In March 2016, the Board approved that the consideration can now be paid in either cash or shares at their discretion on new grants. The Company believes that future consideration will be in the form of shares purchased on the open market at prevailing market prices. Consideration on all previous grants prior to March 2016 will be paid in cash.

If the service requirements are met, the cash consideration paid is based on the number of units vested and the five-day weighted average trading price of the common shares prior to the vesting date plus dividends declared by Penn West during the period preceding the vesting date. If the consideration is provided in shares, each outstanding RSU would be exchanged for one common share.

As consideration can now be in the form of cash or shares, all grants subsequent to March 2016 will be accounted for based on the equity method.

RSU plan (number of shares equivalent)	Three months ended March 31, 2016	Year ended December 31, 2015
Outstanding, beginning of period	6,325,954	3,166,476
Granted	11,257,220	9,156,290
Vested	(2,143,513)	(1,281,077)
Forfeited	(641,563)	(4,715,735)

Outstanding, end of period	14,798,098	6,325,954

Outstanding – liability method	3,811,548	6,325,954
Outstanding – equity method	10,986,550	—

The fair value of the RSU plan units under the equity method used the following weighted average assumptions:

	Three months ended March 31
	2016	2015
Average fair value of units granted (per unit)	$1.20	$—
Expected life of units (years)	3.0	—
Expected forfeiture rate	19.0%	—
Dividend yield	nil	—

At March 31, 2016, RSU plan obligations of $5 million were classified as a current liability (December 31, 2015 – $3 million) included in accounts payable and accrued liabilities and $1 million was classified as a non-current liability (December 31, 2015 – $2 million) included in other non-current liabilities.

Deferred Share Unit (“DSU”) plan

The DSU plan allows Penn West to grant DSUs in lieu of cash fees to non-employee directors providing a right to receive, upon retirement, a cash payment based on the volume-weighted-average trading price of the common shares on the TSX for the five trading days immediately prior to the day of payment. Management directors are not eligible to participate in the DSU plan. At March 31, 2016, 569,143 DSUs (December 31, 2015 – 457,398) were outstanding and $1 million was recorded as a current liability (December 31, 2015 – $1 million).

Performance Share Unit (“PSU”) plan

The PSU plan allows Penn West to grant PSUs to employees of Penn West. Upon meeting the vesting conditions, the employee could receive a cash payment based on performance factors determined by the Board of Directors and the share price. Members of the Board of Directors are not eligible for the PSU Plan.

PSU awards (number of shares equivalent)	Three months ended March 31, 2016	Year ended December 31, 2015
Outstanding, beginning of period	1,622,881	771,020
Granted	2,316,000	1,483,000
Vested	(129,881)	(294,567)
Forfeited	—	(336,572)

Outstanding, end of period	3,809,000	1,622,881

The PSU obligation is classified as a liability due to the cash settlement feature. The change in the fair value of outstanding PSU awards is charged to income based on the common share price at the end of each reporting period plus accumulated dividends multiplied by a performance factor determined by the Board of Directors. At March 31, 2016, $1 million was classified as a non-current liability (December 31, 2015 – $1 million) and included in other non-current liabilities.

Share-based compensation

Share-based compensation is based on the fair value of the options and units at the time of grant under the Option Plan and RSU plan (RSU’s granted after March 2016), which is amortized over the remaining vesting period on a graded vesting schedule. Share-based compensation under the RSU plan on units granted prior to March 2016, DSU and PSU is based on the fair value of the awards outstanding at the reporting date and is amortized based on a graded vesting schedule. Share-based compensation consisted of the following:

	Three months ended March 31
	2016	2015
Options	$1	$1
RSU plan – liability method	1	(1)
RSU plan – equity method	1	—

Share-based compensation	$3	$—

The share price used in the fair value calculation of the RSU plan liability method, PSU and DSU obligations at March 31, 2016 was $1.20 (March 31, 2015 – $2.09). Share-based compensation related to the DSU and PSU was insignificant in both periods.

Employee retirement savings plan

Penn West has an employee retirement savings plan (the “savings plan”) for the benefit of all employees. Under the savings plan, employees may elect to contribute up to 10 percent of their salary and Penn West matches these contributions at a rate of $1.50 for each $1.00 of employee contribution. Both the employee’s and Penn West’s contributions are used to acquire Penn West common shares or are placed in low-risk investments. Shares are purchased in the open market at prevailing market prices.

12. Commitments and contingencies

The Company is involved in various litigation and claims in the normal course of business and records provisions for claims as required.

In February 2016, Penn West announced it had entered into agreements to settle all class action proceedings in Canada and United States against the Company related to damages alleged to have been incurred due to a decline in share price related to the restatement of certain of Penn West’s historical financial statements and related MD&A in 2014. The settlement agreements provide for a payment of $53 million split evenly between Canadian and US investors that is fully funded by insurance coverage maintained by Penn West. As a result, the payment will not impact the Company’s cash or financial position. The proposed settlements are subject to the satisfaction of the conditions stated in the settlement documents as well as the receipt of court approval in each of Alberta, Ontario and Quebec and in New York. There can be no assurance that these conditions will be satisfied or that the settlements will be approved by the courts. The receipt of such court approvals is dependent on a number of factors and therefore the timing thereof cannot be predicted at this time.